Exhibit 3.1

AMENDMENT TO THE BYLAWS

OF RENTRAK CORPORATION

Section 3.2 of the Bylaws is amended to read in its entirety as follows:

Section 3.2 Number, Tenure and Qualifications. The Board of Directors shall consist of seven persons. Each director shall hold office until the next annual meeting of the shareholders and until his or her successor is elected and qualified or until death, resignation or removal.